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KING & SPALDING LLP

                                                   191 Peachtree Street
                                                   Atlanta, Georgia  30303-1763
                                                   www.kslaw.com


                                                   Tyler B. Dempsey
                                                   Direct Dial: 404/572-2802
                                                   Direct Fax:  404/572-5136
                                                   tdempsey@kslaw.com

November 14, 2005



VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Tammy Tangen
            Mr. Stephen Krikorian
            Ms. Maryse Mills-Apenteng

         RE:   PER-SE TECHNOLOGIES, INC.
               REGISTRATION STATEMENT ON FORM S-4 (THE "REGISTRATION STATEMENT") FILE NO. 333-128612
               FILED ON SEPTEMBER 27, 2005

Ladies and Gentlemen:

         On behalf of Per-Se Technologies, Inc. ("Per-Se"), we are setting forth below Per-Se's response to the Staff's comment letter dated October 27, 2005 (the "Comment Letter"). Per-Se's responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

         Concurrently with the transmission of this letter, Per-Se has filed Amendment No. 1 to the Registration Statement (collectively, "Amendment No. 1"). Capitalized terms used in this letter and not otherwise defined herein have the respective meanings ascribed to them in Amendment No. 1.

         We will provide the Staff with courtesy copies of Amendment No. 1 marked to show changes made since the Registration Statement was filed.

         1. Comment: We note that NDCHealth's Form 10-Q for the period ending September 2, 2005 did not present the sale of the Information Management business as a discontinued operation. Tell us why you believe that the measurement date did not occur within that interim period. See paragraphs 30 and 43 of SFAS 144. If discontinued operations are not presented in historical financial statements, revise to present unaudited pro forma financial statements for each period presented in the Form S-4 in order to reflect the discontinuance of the Information Management business on NDCHealth's historical financial statements. That is, revise to include separate pro forma financial statements for



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Securities and Exchange Commission
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                  NDCHealth for the fiscal years ended May 27, 2005, May 28,
                  2004 and May 30, 2003 and the interim period ended September 2, 2005.

                  Response: On August 26, 2005, the Board of Directors of NDCHealth approved the sale of NDCHealth in its entirety in a single, multi-part transaction which requires the sale of both NDCHealth's information management business to Wolters Kluwer for cash and the remainder of NDCHealth to Per-Se in a merger whereby the NDCHealth stockholders would receive a combination of cash and Per-Se common stock. Each of the sales is specifically cross conditioned on the other. The NDCHealth Board of Directors did not agree to sell its information management business in a separate or independent transaction or as separate assets. Although the NDCHealth Board of Directors and its management specifically discussed the possibility of agreeing to sell the information management business without such sale being contingent on the sale of the remainder of NDCHealth, the Board of Directors declined to approve this structure. Additionally, each of NDCHealth's and Wolter Kluwer's obligations to consummate the sale of the information management business is conditioned upon satisfaction of all conditions to the closing of the Per-Se merger agreement, including regulatory and stockholder approvals.

                  In light of the foregoing facts, NDCHealth management reviewed the seven (7) criteria of paragraphs 30 and 43 of SFAS 144 and the examples provided in Appendix A to SFAS 144 in connection with the preparation of its financial statements for its fiscal quarter ended September 2, 2005. Because the NDCHealth board would not, and did not, authorize a separate and independent sale of the information management business, NDCHealth determined that it did not meet all criteria of paragraph 30 in SFAS 144, as required by paragraph 30, to account for the information management business as a discontinued operation in the quarter ended September 2, 2005. Specifically, NDCHealth management believes that the information management business was not "available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets." NDCHealth management does not believe that the terms of the sale of the information management business were "usual" or "customary" because the sale of the information management business is conditioned upon and part of the sale of the entirety of NDCHealth through the merger with Per-Se.

                  The disclosure has been revised to further clarify NDCHealth's conclusions. See "THE MERGER--Background of the Merger" on pages 37-38 of Amendment No. 1.

                  Further, based on NDCHealth's determination that the information management business should not be presented as discontinued operations in its historical



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Securities and Exchange Commission
November 14, 2005
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                  financial statements, the disclosure has been revised to
                  include unaudited pro forma (i.e., excluding the information management business) balance sheets as of May 27, 2005, May 28, 2004 and September 2, 2005, and statements of operations for NDCHealth for the fiscal years ended May 27, 2005, May 28, 2004 and May 30, 2003 and the fiscal quarters ended September 2, 2005 and August 27, 2004. See beginning on page F-54 of Amendment No. 1.

                  In addition, Per-Se supplementally advises the Staff that it considered the necessity and usefulness of including in the Registration Statement separate unaudited historical financial statements for NDCHealth's information management business. Per-Se does not believe that such separate financial statements would add useful, relevant disclosure and, to the contrary, believes that they could be misleading to the NDCHealth stockholders. Neither the NDCHealth stockholders nor the Per-Se stockholders are entitled to vote on the sale of the information management business. Additionally, as discussed above, the sale of the information management business is conditioned on the sale of the remainder of the NDCHealth business. The inclusion of the separate information management financials could give the stockholders the misperception that they have an option to vote on an alternative partial transaction. In addition, from the standpoint of a Per-Se stockholder, the past financial performance of the information management business is irrelevant. Lastly, Per-Se also considered the lack of availability of these financial statements (and the time and expense that would be required to prepare them), together with the segment financial information that is already publicly available with respect to the historical performance of the information management business. Per-Se respectfully submits to the Staff that the historical and pro forma financial statements included in the Registration Statement provide appropriate disclosure and information in order to enable the stockholders of each company to make a fully and adequately informed decision with respect to the proposed merger upon which the stockholders are asked to vote.

         2. Comment: Amend the registration statement to specifically incorporate by reference the Forms 8-K filed after September 27, 2005 as well as any other reports "filed" pursuant to
                  Section 13(a) before the effective date.

                  Response: The disclosure has been revised in response to this comment. See "WHERE YOU CAN FIND MORE INFORMATION" on page 159 of Amendment No. 1.

         In closing, Per-Se acknowledges the Staff's protocol with respect to any request to accelerate the effectiveness of the Registration Statement. Per-Se also acknowledges that the Staff may have additional comments after reviewing the Amendment and this




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Securities and Exchange Commission
November 14, 2005
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letter and that the Division of Enforcement has access to all information provided to the Staff in connection with its review of the Registration
Statement.


                                       ***

         If you have any questions regarding these responses or require additional information, please contact the undersigned at (404) 572-2802.


                                                          Sincerely yours,

                                                          /s/ Tyler B. Dempsey

                                                          Tyler B. Dempsey


TBD/tr
Enclosures


cc:      Paul J. Quiner, Esq.
                  Per-Se Technologies, Inc.
         Randolph L.M. Hutto, Esq.
                  NDCHealth Corporation
         Paul J. Nozick, Esq.
                  Alston & Bird LLP
         John D. Capers, Esq.
         G. Roth Kehoe, Esq.
                  King & Spalding LLP